Exhibit 17.1

Dear GWG Holdings, Inc. Board Members:

Effectively immediately, I hereby resign my position as a director on GWG Holdings, Inc.’s (the “Company”) Board of Directors, as well as my positions as Treasurer of the Company and as officer or director at any of the Company’s subsidiaries, including, without limitation, GWG Life, LLC, GWG Life USA, LLC, GWG DLP Funding IV, LLC, GWG DLP Funding VI, LLC, GWG DLP Funding Holdings VI, LLC, and GWG MCA Capital, Inc.

When I resigned my position as Chief Financial Officer on November 14, 2022, I did not also resign these positions because I did not believe such resignations were required under the circumstances and because I thought that I could continue to be helpful to the Company, including specifically as a director on the Company’s Board, and that any potential conflicts of interests would be addressed by the Special Committee’s role in the Company’s governance.

However, I am resigning my position as a director on the Company’s Board, as well as my other positions with the Company and its affiliates, now because I do not want my continued presence on the Company’s Board to be a distraction as the Company continues to work through the Chapter 11 restructuring process.

To be very clear, these resignations do not mean and should not be interpreted to imply that I agree with the findings or conclusions of the Board’s Investigations Committee or its counsel, or any assertions made to Judge Marvin Isgur during the emergency court hearing on November 14, 2022. To the contrary, at all times in my roles with the Company and its affiliates, I have carried out all my duties to a high standard and have acted in good faith.

As I communicated to you previously, I am committed to the Company and its stakeholders, and I am willing to continue our discussions as to an appropriate role in which I can continue to support the Company’s restructuring process moving forward. I want you to know that I have the Company’s best interest at heart.

I respectfully request that the Board file or otherwise submit a copy of this resignation letter to Judge Isgur in connection with the hearing that is scheduled to occur on November 17, 2022, as well as the letter I submitted to the Board on November 13, 2022 (unless the Board determines that my letter contains privileged information) and the resignation letter I submitted to the Board on November 14, 2022, copies of which I have enclosed with this letter. I do not plan to otherwise participate in that hearing, because I believe this letter addresses any open issues with respect to me.

Sincerely,

Timothy L. Evans